SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934

For the month of July, 2005

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                     No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                     No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                     No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Telvent GIT, S.A. announced today that its Chairman, Manuel Sánchez Ortega, received on July 21, 2005, a notice from the judge conducting the Audiencia Nacional investigation into the Xfera matter, stating that (i) he confirms the judge’s March 29, 2005 determination that the prosecutor in the matter would have thirty days either to formally proceed to accuse any of the persons involved in the investigation, including Telvent’s Chairman, among others, to ask for new evidence; or to decline to bring further proceedings against any of the persons involved in the investigation; (ii) he confirms the May 10, 2005 denial of Mr. Sánchez’s appeal of the judge’s March 29, 2005 determination; and (iii) he has determined that there is substance to the charges raised by the prosecutor against the persons involved in the investigation, including Mr. Sánchez. This determination of the judge is not subject to appeal rights.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
	By:	/s/ Manuel Sánchez

Name: Manuel Sánchez Title: Chief Executive Officer
Date: July 22, 2005